787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 27, 2016

Via EDGAR

Anu Dubey, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The New Ireland Fund, Inc.

Preliminary Proxy Statement Filed on June 15, 2016

Investment Company Act File No. 811-05984

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) that the Staff provided in a telephone conversation with the undersigned on June 22, 2016.

For your convenience, the substance of your comments has been restated below in italicized text. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the proxy statement. The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1:           Please delete the following sentence in the fourth paragraph on page 1: “In the event a quorum is present at the Meeting, but sufficient votes to approve any of the proposed items are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies.” Such statement is not permitted by Rule 14a-4(a)(3) under the Securities Exchange Act of 1934.

Response:                     The Registrant respectfully disagrees with the Staff’s analysis. Rule 14a-4(a)(3) requires the proxy statement to identify “each separate matter intended to be acted upon.” The Registrant submits that an adjournment of a stockholder meeting is not a “separate matter intended to be acted upon” at the meeting.

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June 27, 2016

In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the Commission stated:

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstentions, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Registrant represents that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law.

In addition, the Proxy Statement explicitly states that the persons as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting (subject to the Commission’s consideration in the Adjournment Release).

Comment No. 2:            Please add disclosure stating that no “unfair burden” (as such term is used in Section 15(f) of the Investment Company Act of 1940) has been imposed on the Fund as a result of the Transaction.

Response:                     The requested disclosure has been added.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck

Elliot J. Gluck